UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO

         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 4)
                                ----------------
                        WESTIN HOTELS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                              KALMIA INVESTORS, LLC
                       MERCED Partners Limited Partnership
                               Smithtown Bay, LLC
                         Global Capital Management, Inc.
                               John D. Brandenborg
                                 Michael J. Frey
                                (Name of Offeror)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                   960 377 109
                      (Cusip Number of Class Of Securities)

                                 Michael J. Frey
                            c/o Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (888) 323-3757
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Offeror)

                                 With a copy to:

                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 574-1200
                            Facsimile: (212) 480-8421

                                ----------------

                            CALCULATION OF FILING FEE
================================================================================

================================================================================

                             TRANSACTION VALUATION:* $84,843,125
                             AMOUNT OF FILING FEE:     $6,863.81

================================================================================

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 117,025 UNITS AT A PURCHASE PRICE OF $725 PER UNIT OF LIMITED PARTNERSHIP INTEREST IN THE PARTNERSHIP. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS $80.90 PER ONE MILLION DOLLARS OF THE VALUE OF SUCH UNITS.

     |X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filling.


                Amount Previously Paid:     $6,863.81

                Form or Registration No.:   005-54933

                Filing Party:               Kalmia Investors, LLC

                Date Filed:                 January 14, 2004

     | |  Check  the  box  if  the   filing   relates   solely  to   preliminary
          communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| Third-party tender offer subject to Rule 14d-1

| | Issuer tender offer subject to Rule 13e-4

| | Going-private  transaction  subject to Rule 13e-3

| | Amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

This Amendment No. 4 amends the Tender Offer Statement on Schedule TO (which together with Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 constitutes the "Tender Offer Statement") filed with the Securities and Exchange Commission on January 8, 2004, and relates to the offer by Kalmia Investors, LLC, a Delaware limited liability company ("Kalmia" or the "Purchaser"), and Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey, to purchase up to 117,025 units of limited partnership interest ("Units") of Westin Hotels Limited Partnership, a Delaware Limited Partnership (the "Partnership"), at $725 per Unit, without interest thereon, less the amount of any distributions declared or paid on or after December 31, 2003, in respect of that Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2004, as amended January 14, 2004 and as further amended January 20, 2004, and in the related Agreement of Sale (which, together with any amendments or supplements, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)-1 and (a)(1)-2, respectively. Unitholders who tender their Units to us will not be obligated to pay the $50.00 transfer fee per transferring Unitholder charged by the Partnership, as this cost will be borne by the Purchaser.

This Amendment No. 4 is filed to include a letter dated January 20, 2004, from counsel to the Purchaser to the general partner of the Partnership as Exhibit
(a)(1)-10 (see Exhibit (a)(1)-10 attached hereto).

The information set forth in the Offer to Purchase (see Exhibit (a)(1)-1) is incorporated in this Schedule TO by reference, in answers to Items 1 through 11 of this Tender Offer Statement.


ITEM 12.       EXHIBITS.

     (a)(1)-1  Offer to Purchase, dated January 20, 2004.*

     (a)(1)-2  Agreement of Sale.*

     (a)(1)-3  CoverLetter,   dated   January  8,  2004,   from   Purchaser   to
               Unitholders.*

     (a)(1)-4  Summary Publication of Notice of Offer, dated January 8, 2004.*

     (a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of November 30, 2003, September 30, June 30, 2003 and March 31, 2003, of Merced Partners Limited Partnership.*

     (a)(1)-6 Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest of Westin Hotels Limited Partnership to WHLP Acquisition LLC.*

     (a)(1)-7  Letter to General Partner from Purchaser, dated January 9, 2004.*

     (a)(1)-8  Press Release of the Purchaser, dated January 14, 2004.*

     (a)(1)-9  Letter   dated   January  14,   2003,   from  the   Purchaser  to
               Unitholders.*

  (a)(1)-(10) Letter dated January 20, 2004, from counsel to counsel to the Purchaser to the general partner of the Partnership.

     (b)       Not applicable.

     (d)       Not applicable.

     (g)       Not applicable.

     (h)       Not applicable.

------
*previously filed

Item 13        INFORMATION REQUIRED BY SCHEDULE 13E-3.

               Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    KALMIA INVESTORS, LLC

                                    By: Smithtown Bay, LLC
                                        Its Manager

                                    By:  Global Capital Management, Inc.
                                          Its Manager

                                    By: /s/ Michael J. Frey
                                        -------------------
                                        Name: Michael J. Frey
                                        Title: Chief Executive Officer

                                    Dated: January 29, 2004

                                    SMITHTOWN BAY, LLC

                                    By: Global Capital Management, Inc.
                                        Its Manager

                                    By: /s/ Michael J. Frey
                                        -------------------
                                        Name: Michael J. Frey
                                        Title: Chief Executive Officer

                                    Dated: January 29, 2004

                                    MERCED PARTNERS LIMITED
                                    PARTNERSHIP

                                    By: Global Capital Management, Inc.
                                        Its General Partner

                                    By: /s/ Michael J. Frey
                                        -------------------
                                        Name: Michael J. Frey
                                        Title: Chief Executive Officer

                                    Dated: January 29, 2004

                                    GLOBAL CAPITAL
                                    MANAGEMENT, INC.

                                    By: /s/ Michael J. Frey
                                        -------------------
                                        Name: Michael J. Frey
                                        Title: Chief Executive Officer

                                    Dated: January 29, 2004

                                    MICHAEL J. FREY

                                    By: /s/ Michael J. Frey
                                        -------------------

                                    Dated: January 29, 2004

                                    JOHN D. BRANDENBORG

                                    By:  /s/ John D. Brandenborg
                                         -----------------------

                                    Dated: January 29, 2004

                                  EXHIBIT INDEX

Exhibit
Number                    Description                                     Page
------                    -----------                                     ----

(a)(1)-1       Offer to Purchase, dated January 20, 2004.*

(a)(1)-2       Agreement of Sale.*

(a)(1)-3       Cover  Letter,   dated   January  8,  2004,   from
               Purchaser to Limited Partners.*

(a)(1)-4       Summary  Publication  of  Notice  of  Offer  dated
               January 8, 2004.*

(a)(1)-5 Unaudited financial statements for the years ended December 31, 2002 and 2001, and unaudited statements of financial condition as of November 30, 2003, September 30, 2003, June 30, 2003 and
               March  31,  2003,  of  Merced   Partners   Limited
               Partnership.*

(a)(1)-6 Notice of Withdrawal of Previously Tendered Units of Limited Partnership Interest of Westin Hotels
               Limited Partnership to WHLP Acquisition LLC.*

(a)(1)-7       Letter to General  Partner from  Purchaser,  dated
               January 9, 2004.*

(a)(1)-8       Press Release of the Purchaser,  dated January 14,
               2004.*

(a)(1)-9 Letter dated January 14, 2003, from the Purchaser to Unitholders.*

(a)(1)-(10) Letter dated January 20, 2004, from counsel to the Purchaser to counsel to the general partner of the Partnership.

(b)            Not applicable.

(d)            Not applicable.

(g)            Not applicable.

(h)            Not applicable.


------
*previously filed






21919.0001 #459738